Exhibit 99.58
GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, NV 89502
phone: (775) 827-4600 fax: (775) 827-5044
jamesv@glamis.com
CERTIFICATE OF QUALIFIED PERSON
James S. Voorhees
1.	I, James S. Voorhees, P.Eng., am a Professional Engineer and Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. of Reno, Nevada.
2.	I am a member of the Society for Mining, Metallurgy and Exploration Inc., a member society of the American Institute of Mining, Metallurgical and Petroleum Engineers Inc.
3.	I graduated from the University of Nevada-Reno in 1976, with a Bachelor of Science degree in Mining Engineering. I have practiced my profession continuously since 1976 except for a 20-month period beginning in 1984 when I held management positions outside of the mining industry.
4.	Since 1976 I have held positions in the mining industry:
(a)	in surface and underground coal mining, both in engineering, construction, operating and management roles through 1984;

(b)	in surface and underground metals mining from 1986 until the present, in engineering, construction, operating and management roles, including Engineering Manager for Santa Fe Pacific Gold Company (1992-1994), General Manager of the Mesquite Mine in California (1995-1996), and General Manager of the Twin Creeks Mine in Nevada (1997);

(c)	as Director of Project Development for Newmont Mining Corporation (1997-1999).
5.	As a result of my experience and qualifications I am a Qualified Person as defined in National Instrument 43-101.

6.	I am presently Executive Vice-President and Chief Operating Officer for Glamis Gold Ltd.

7.	In April 2006 I visited the Peñasquito project site to review geology, exploration samples, project setting, and infrastructure requirements.
8.	The resource and reserve calculations in the “Peñasquito Feasibility Study 100,000 MTPD” (the “Report”) were prepared under my direct supervision by the following technical specialist:
(a)	Robert Bryson, a Mining Engineering graduate from the University of Nevada-Reno. Mr. Bryson has over 20 years experience in various aspects of mining including ore reserve estimation, mining methods, and mine development.
9.	I am not aware of any material fact or material change with respect to the subject matter which is not reflected in the Report, the omission to disclose which would make the Report misleading.

10.	I have read National Instrument 43-101, Form 43-101F1 and the Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
Dated this 25th day of September, 2006.

/s/ James S. Voorhees
James S. Voorhees, P.Eng.,
Executive Vice President and Chief Operating Officer
QUALIFIED PERSON